FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

Frequently Asked Questions

EMPLOYEES

General

1.	Q. What does today’s announcement of a merger mean?

A. US Airways and America West have announced an agreement to merge, creating the nation’s first hub & spoke low-cost carrier (LCC) that provides the service and reach of a more traditional, major airline with the cost structure of a low cost carrier. The combined airline has a successful business plan that assumes continued high fuel costs, and positions the new airline for future growth. With $10 billion in annual revenues and $2 billion in liquidity, the new airline will be one of the industry’s most financially stable players and the nation’s fifth largest airline.

2.	Q: Is it a done deal?

A: No, the proposed merger is pending confirmation of US Airways’ plan of reorganization and emergence from Chapter 11. The proposed transaction will be reviewed by the U.S. Bankruptcy Court and will be subject to an approximately 30 day competitive bidding process that will be set by the Court. The transaction, which has been approved by both companies’ boards of directors, is also subject to the approval of America West shareholders, US Airways’ creditors’ committee and the United States Bankruptcy Court for the Eastern District of Virginia in Alexandria. It is also subject to various regulatory approvals. We expect this process to take five to six months beyond the 30-day bid process.

3.	Q: Will the merger mean furloughs/layoffs of America West employees?

A: We’re focused on minimizing the impact on America West employees. At this time, we anticipate there will be minimal impact for many of the operation-specific areas, like flight crews (pilots and flight attendants), maintenance, reservations and airports. In other areas, like the administrative and staff functions, there will be duplicated jobs. In addition, the plan is for US Airways headquarters to close and for those functions to move to America West’s headquarters in Phoenix. We are committed to treating all employees fairly, and we will do everything possible to make the merger as smooth and painless as possible for our employees. The end goal is to create a more stable airline that provides employees with increased job security and long-term stability.

A final decision on whether a merger will occur will be several months away; and even if it is approved, both airlines will operate on separate operating certificates for some period of time. During this time, we will remain America West Airlines with our own employees continuing to do what they do best – that is, running a great airline by taking care of our customers.

When the merger occurs, we will make every effort as we combine work groups to avoid forced layoffs for our employees, just as we did when we downsized our Columbus Hub or reduced operations in other locations. Before resorting to any involuntary furlough or layoff, we will look at whether we can offer voluntary furloughs, company convenience leaves, transfers, and early out programs.

We understand that any period of uncertainty is difficult. It’s hard to get motivated and smile when you’re concerned about your job security and your future. Our commitment to you is to provide ongoing and consistent updates about the impact a merger will have on your work group, reporting structure, and work location as soon as it is available. But please understand that due to the long process ahead of us, specific information may not be known for some time. We appreciate your patience and your continued focus on doing the great job you are doing for each other and our customers.

4.	Q: What about when the two airlines ultimately merge, will there be layoffs at that time?

A: It is possible that some layoffs will occur, but our plan is to minimize furloughs by managing through retirement and attrition. The majority of employees at both airlines are expected to maintain their jobs, or be offered employment in the new company.

5.	Q: Where do you expect job cuts to occur, and how soon?

A: While job elimination will be limited, and the vast majority of employees at both airlines are expected to maintain their jobs or be offered employment in the new company, we expect to gain near-term efficiencies by combining sales and marketing, technology, finance, purchasing and other back-office functions. We will begin working to integrate those functions as soon as practical.

6.	Q. Where will the headquarters be?

A: Eventually US Airways’ Arlington, Virginia headquarters will be consolidated into America West’s Tempe, Arizona corporate office.

7.	Q. What is your plan to combine the cultures and operations of both airlines?

A: The merged companies will ultimately operate under the US Airways brand. However, for two to three years, America West and US Airways will maintain separate operating certificates. Culturally, the plan is to take the best of both airlines and combine those into one winning airline.

A schedule for integrating represented employees, and their work rules and contracts, has not been determined. Working closely with the National Mediation Board, the respective unions of the two airlines will develop a timetable for integrating lists.

8.	Q. Who will be CEO of the new airline?

A: Doug Parker will be CEO, chairman and president of the new company and the management team will be comprised of members of the two airlines’ existing senior management.

9.	Q. What will be the new airline’s name?

A: The name of the new company will be US Airways.

10.	Q. Why was that name chosen for the new airline?

A: Before making the difficult decision about what name our new airline will have, we thoroughly researched brand recognition and brand equity. The research concludes that the US Airways name provides greater nationwide name recognition than America West, particularly in the East where a significant percentage of our new network will fly, and in the international markets where US Airways flies. While America West Airlines has been an important part of the U.S. aviation market for more than 20 years, it is still not widely recognized in many parts of the country, and even less so in the overseas markets served by US Airways.

Additionally, while low fare airlines have grown, research shows that a substantial number of business travelers continue to prefer flying with the more familiar network carriers, not the low cost carriers. The new US Airways will be the ideal integration of both low fare and full service, and it is important that business travelers worldwide immediately recognize the name brand and associate it with the complete air travel experience they want.

We have a long road ahead of us in terms of improving the perception of the US Airways brand; however, this is not unlike the challenge America West faced after our difficult summer of 2000.

At the end of the day, our focus must be on our people and how we run our airline...if we do those things right, the positive brand association will follow. In other words, how we treat each other and our customers will define who we are – not our name or the color of our airplanes.

11.	Q: Will we all go to the same livery, uniforms, etc. at some point, and if so, when?

A: At some point we will operate under one brand and livery. As for uniforms, many details such as this one have not been addressed. Once we merge, we want to re-energize the brand and that starts internally first. That may mean changes to uniforms, but we don’t know for sure just yet.

12.	Q: What’s the timeline for integration?

A: Next steps include an open auction process set by the court (during which time competing bids can be submitted to the bankruptcy court). That could run 30 days or longer. After that time, more bankruptcy court procedures will occur. We anticipate the court process and various approvals could take five to six months. During that time, we operate as America West. When the court approves the transaction, also called the effective date, then we can begin the hard work of merging America West and US Airways.

Merging completely is expected to take two to three years. During this time, the two airlines will operate on separate operating certificates though we will begin merging in phases. Labor and operational integration would also take place during that two to three year period, allowing appropriate time for critical labor and information technology issues to be resolved.

Specifically, the anticipated timeline follows: May 19

•	Public and employee announcement

June through September

•	Open auction period (Other parties may make offers)

•	Airlines continue to operate as two separate companies

September/October

•	Bankruptcy court and other approvals

October through end of 2005

•	Separate operating certificates will remain for 2-3 years

•	Selection of leadership team

•	Integration begins

2006 and forward

•	Integration phase

•	Labor, operational and systems integration begins

13.	Q: Tell us more about this integration process.

A: For regulatory purposes, we anticipate both airlines will operate under separate certificates for a transition period of two to three years, keeping flight crew, maintenance and safety procedures for each airline separate. We will work closely with the unions of both companies, as well as the FAA, to develop a timetable for integration. Should there be any competing interest as to which union might represent a workgroup, the National Mediation Board will establish those procedures.

To ensure that the substantial consumer benefits are realized quickly, the airlines will work together to coordinate schedules, pricing, frequent flyer and other marketing programs under the US Airways brand as soon as practical once all regulatory approvals are received.

14.	Q: Why are America West and US Airways a good fit?

A: US Airways and America West have complementary route networks and similar aircraft fleets, which help to make integration easier and help customers, shareholders and employees realize the benefits more quickly. The combined companies are anticipated to generate $600 million in annual cost savings and revenue synergies.

Following are specific highlights:

•	Airways’ East Coast hub compliments our Western hubs

•	AWA’s route system will benefit from established international routes

°	US Airways has highly coveted gates, slots, etc. and well-established brand recognition

•	We will have a “best in class” cost structure that will support low fares for consumers

•	Opportunity is unique among airline mergers

°	High fleet commonality (all AWA aircraft types are already operated by Airways) but with minimal route overlap

°	US Airways’ bankruptcy process allows us to return aircraft to right-size the fleet and eliminate unprofitable flying

°	Similar labor o costs

•	The new airline will have adequate investors/liquidity to survive continued industry environment

15.	Q. How is this different from the America West bid for ATA?

A: The proposed bid for ATA was an acquisition; meaning America West would have taken possession of certain ATA assets and employees. In this instance America West and US Airways would merge to form a stronger and larger airline.

16.	Q. What happens to America West if we don’t merge with US Airways?

A: If the merger doesn’t take place, America West will continue its current course. Although we’re doing better relative to most of the competition, saying we’re doing better in an industry that’s losing $5 billion each year isn’t a really positive statement. Simply put, we have to find the right course of action to provide future growth for our airline and improved job security for our employees. We are confident this transaction is good for America West and its employees because we will have greatly improved economics and staying power in this uncertain world.

17.	Q. How can I stay informed about the proposed deal and the changes it will bring?

A: Employees can stay informed by using several communications vehicles, including:

•	awaCompass.com, the employee Web site

•	Plane Deal, a new weekly newsletter dedicated to the merger (look for it in breakrooms, the crew lounge and other work sites)

•	Employee webcasts; dates and times will be published in communication materials

•	Doug’s weekly hotline (888) 766-4682 or (480) 693-1330

•	Summer town halls (coming in early June)

In addition, we want to answer our employees’ questions. Although we can’t respond to each person individually, we’ll post questions (with answers) on Compass every Friday. To submit questions, please write to: merger@americawest.com.

18.	Q. Can US Airways employees access awaCompass.com, the America West employee Web site, and vice versa?

A: Not at this time. However, we will offer some of US Airways employee communications on Compass and they will carry some of our communication materials on their employee web site, which is called The Hub.

Labor/Employment

19.	Q. What unions represent each work group?

A: The following chart shows the representation of each group for each airline:

	America	No. in
	West	Group	US Airways	No. in Group
Pilots	ALPA	1888	ALPA	2957
Flight Attendants	AFA-CWA	2677	AFA-CWA	5332
Mechanics and Related	IBT	852	IAM	3848
Maint. Training Specialists	N/A		IAM
Fleet Service	TWU	2459	IAM	4450
Customer Service	IBT	2294	CWA	3753
Reservations Agents	IBT	1294	CWA	1578
Stock Clerks	IBT	65	IAM	Included with Mechanics
Dispatchers	TWU	38	TWU	130
Flight Crew Training Instructors	N/A	30	TWU	53
Flight Simulator Engineers	N/A	18	TWU	24

20.	Q. How does this deal benefit AWA and our employees?

A: With America West’s strong presence in the West and US Airways’ strong presence in the East, combining the two airlines allows us to offer a more complete nationwide route network (with international service) to the flying public. This added convenience will allow us to capture more of the market share than America West and US Airways together right now currently serve.

What does this mean for AWA employees? Because of the increased size and revenue base of the merged airline over that currently enjoyed by America West, we increase the long-term viability of the airline. This means that we increase the job security for employees and add perks, such as a profit sharing program and expanded pass travel opportunities.

21.	Q. Some work groups are represented by the same union and others are not. What happens for work groups where one airline’s employees are represented by one union and the other airline’s are represented by a different union?

A: Typically, when two groups are represented by different unions (in this case, mechanics, fleet service, stock clerks, and passenger service), the National Mediation Board (NMB) may hold a representation election to determine which union will represent the combined group especially if each union represents at least 35 percent of the combined group. If one airline’s work force does not represent at least 35 percent of the combined group, the NMB may decide not to hold a representation election, and instead may certify the larger work force’s union to represent the combined work group.

22.	Q. US Airways is older than America West Airlines, so combining seniority lists is a big issue. How will seniority be determined in a merged company?

A: We know that this is a major source of concern for employees and, although we don’t have all of the answers right now, we can tell you a little bit about the process. The integration of seniority lists is the responsibility of the union or unions representing the workgroups. The process for how the integration will occur may differ between workgroups. For example, ALPA represents our pilots and also the pilots at US Airways. ALPA has a seniority integration process and through that process ALPA will develop an integrated list and provide it to the company.

In cases where a union does not have a seniority integration process, or the work groups at the two airlines are represented by different unions, the unions and the National Mediation Board will work together to first determine which union will represent the combined work force and then integrate that group’s seniority list.

While management’s role in the seniority integration process is limited, we are committed to applying influence where we can for the unions to ensure seniority integration is accomplished in a fair and equitable manner.

As is the case with many of your questions, we do not have all of the answers right now, but we will continue to update you as we get more information. In this case, as we learn more about the unions’ seniority integration processes in general and in this merger specifically, we will share that information with you to the extent permitted. Similarly, you may have questions about which union may represent you, or what the terms of your collective bargaining agreement will be, if the merger is completed. While we don’t have definite answers at this time, we will provide you more information when we have it.

23.	Q. What role will the two airlines’ labor unions have in working with the companies on the merger?

A: We will work with all labor groups, not only to answer their questions, but more importantly to have a smooth and successful transition from two separately operated airlines to one.

To be clear, the transaction itself does not require labor approval. The investors and financial supporters of this transaction are participating because they see a strong business plan, including long-term competitive labor costs. Maintaining those competitive labor costs, as well as achieving other cost synergies through the merger, is a cornerstone of this plan. We will work closely with our labor unions to keep them engaged and informed throughout this process.

24.	Q: Which airline’s labor agreements will be overriding in the new company?

A: Again, we don’t have all of the answers right now, but will be working with the labor unions to come to an arrangement. Before determining whose contract will be used and how seniority lists will be integrated, representation decisions must be made for several work groups as stated earlier.

25.	Q. Who will I report to?

A: For now, your reporting structure will not change, because we’ll continue to operate as America West Airlines for at least months to come. Management changes will be communicated as they occur.

26.	Q. Do I have to move?

A: It’s too early to tell what jobs will be impacted as a result of the merger. As the specifics become available, we will share them with you. Because the combined airline’s headquarters will be located in Tempe, Ariz., it is likely that some relocation will occur.

Pay/Benefits

27.	Q. Will I be paid the same if we merge with US Airways?

A: We will remain separate airlines for some time and, during this period your pay will be pursuant to America West policy or an applicable collective bargaining agreement. Wages following integration of any of our represented groups with US Airways’ parallel group will be determined by the applicable collective bargaining agreement. For non-represented groups, we are too early in the process to be able to advise you on the impact a merger will have on pay rates.

28.	Q. What, if any, commission structure will be kept for reservations/sales?

A: It is too early to tell since we are still in the early stages of this deal. As the specifics become available we will share them with you.

29.	Q. What about my benefits?

A: Every year, we thoroughly analyze whether we need to make any changes to our benefits programs. Our goal has always been to offer our employees a competitive benefits package at an affordable price. This approach will not change. When we merge with US Airways, we will continue to review the benefits we offer at least annually.

In the short-term, America West will hold its annual enrollment this year in October as usual, and we will not be changing carriers or benefit plan designs for this enrollment period. Similarly, we have no plans to make any changes to our 401k plan at this time. We will analyze the 401k plan terms offered by US Airways and if we determine that the new plan will not mirror your current plan, we will provide you a full explanation of the new terms and the reasons why we decided to make a change.

30.	Q. How will non-rev travel be affected?

A: Until we receive approval for the merger (September/October), we will not make any changes to non-rev travel in terms of our America West team being allowed to list as an employee for current US Airways flights or US Airways folks being allowed to list as an employee for AWA flights. After the merger is approved, we will move quickly to open non-rev travel benefits up to both employee groups so that employees and their families can enjoy more destinations. Look for far more details to come.

Industry/Competition

31.	Q. With the entire industry in trouble, US Airways in bankruptcy and America West’s own cash forecasted position somewhat uncertain given the price of fuel, why does this deal make sense?

A: The merger between America West and US Airways is different from airline mergers of the past. The two airlines complement each other, but will be stronger combined than they are as separate entities. Our fleets are similar, but our routes have very little overlap. In addition, with US Airways’ bankruptcy, aircraft can be returned to their lessors and unprofitable flying can be eliminated. Lastly, we have similar pay rates and therefore will not have significant negative synergies that typically come about when one airline’s pay rates increase significantly to the acquiring airline’s pay rates. This merger will create a model that is unprecedented in the industry.

From an investor’s perspective, we wouldn’t have received the new equity support and partner support if we had not presented a merger plan that can work and a long-term business plan that returns value for these new investors. With the support and participation of new equity investors and business partners, the new company will be one of the industry’s most financially stable carriers, with more than $10 billion in annual revenues and one of the healthiest balance sheets in the industry. This would include a total cash balance of more than $2 billion to withstand the intense competition and higher fuel prices, which are expected to challenge the airline industry for the foreseeable future.

32.	Q. What will we be now – a legacy carrier or an LCC?

A: We will remain an LCC, but we’ll become one that provides the service and reach of a legacy carrier.

33.	Q. Where will this put us in size compared to other LCCs? Will we be bigger than Southwest?

A: Based on 2004 statistics, on a domestic capacity, or domestic available seat mile (ASM) basis, the new company will be the fifth largest carrier in the country (yes, larger than Southwest Airlines and Continental but behind Delta, American, United and Northwest).

34.	Q. How does this merger allow the new company to be more competitive in the industry?

A: The combined carrier will be financially stable – with an estimated $10 billion in annual revenues and $2 billion in liquidity. The business plan was built with the expectation of high fuel costs (oil at $50 per barrel) and continued over-capacity in the industry, which translates to low fares.

We will offer a comprehensive route structure, including an impressive presence throughout North America, Central America, the Caribbean, and Europe, all with the low cost structure that is so critical to surviving in today’s environment.

The combined airline will have improved access to business customers, especially with the shuttle service between BOS, LGA, and DCA. Frequent flyers will also enjoy improved service from the combined airline.

35.	Q. If America West is merging with US Airways, a bankrupt airline, does this mean that AWA is also bankrupt?

A: America West is not bankrupt and will not “become” bankrupt as a result of the merger. (Remember: We ended 2004 with more than $300 million in unrestricted cash and investments). New equity investors and support from other partners, coupled with the synergies achieved through the merger will allow US Airways to emerge from bankruptcy and merge with America West. The combined airline will begin operating with a very strong balance sheet.

36.	Q: Until the transaction is approved, how would the two companies continue to compete against each other?

A: Until the transaction is closed, both companies will continue to compete for and serve their respective customers, and continue to build and maintain customer loyalty.

Operations

37.	Q: What will the combined airline fleet look like?

A: The new airline will operate a mainline fleet of right around 361 planes (supported by a regional jet fleet of 239 planes and 57 turboprops as feed into the mainline system). This is less than the total 419 operated by both airlines at the beginning of 2005. The combined airline is projected to return 25 additional aircraft by the end of 2006, in addition to the 46 aircraft US Airways has already announced it plans to return.

38.	Q. At airports where we both operate, will we combine ticket counter, gate and ramp space? What about the reservations centers, maintenance facilities and other buildings?

A: One of the benefits of the merger will be the cost savings of combining some facilities, including gate and ticket counter space in markets where we both operate. However, in this early stage, we have yet to iron out those details. But, we realize they’re on the top of employees’ minds, so we’ll continually communicate with employees as decisions are made.

39.	Q. How will this merger affect routes and numbers of flights?

A: The new airline will offer a far more expansive route system and increased flights, which means expanded service and more choices for consumers. And, although adjustments may be made throughout the transition process, it’s safe to estimate that, together, we’ll offer service to at over 200 destinations in the U.S., Canada, Mexico, Europe, the Caribbean and Latin America (that’s more international destinations than any other LCC). The final number of flights would be based on decisions made regarding fleet size and utilization within the expanded route network.

40.	Q: How much will the combined airline shrink?

A: The initial plan calls for the combined capacity to decline by 3.9 percent in 2006 versus 2005.

41.	Q. What reservation system will be used? What is the plan for technology integration?

A: US Airways uses SABRE as their reservations system; America West uses SHARES. No decision has been made about which system will be used at the new US Airways. We will explore the best options (at the best price) for our employees and customers.

42.	Q. How does this deal impact our relationship with Mesa Airlines?

A: Mesa Airlines has a contract with both airlines and will continue to provide feed into our network in a cost-efficient manner. Air Wisconsin will also provide regional jet feed into the combined airline’s system.

43.	Q. US Airways has outsourced some of its call center jobs. Will the new company continue that trend or bring jobs back to the company?

A: It is still too early in the process to determine exactly what will occur but as specifics become available we will share them with you. We have no plans to close the PHX or RNO reservations centers at this time.

CUSTOMERS

1.	Q: What does today’s announcement mean?

A: America West and US Airways have agreed to merge into a single low-fare airline that continues to offer the low-cost, full service you’ve come to expect, with amenities such a affordable First Class fares, same day First Class upgrades, airport clubs and an award-winning frequent flyer program that allows you to redeem your miles for free travel all over the world.

The two airlines will continue to fly all of their current routes and schedules as they currently operate. Ultimately US Airways and America West Airlines will operate under the US Airways name and serve more destinations, both nationally and internationally, than they do as individual companies. When combined, the new US Airways will be the first full-service nationwide airline and will be the fifth largest carrier in the U.S. (behind Delta, American, United and Northwest).

2.	Q: Do customers have to do anything different as a result of this announcement?

A: Not at all. It’s business as usual for US Airways and America West customers. We will continue to operate and market our products separately. Once regulatory approval is received, we will begin combining frequent flyer programs, consolidating some airport gates and ticket counters, integrating Web sites, and implementing other sales and marketing enhancements; however, those changes will be in the months and years to come and customers will receive ample notice and communication before those changes occur.

3.	Q: With the entire industry facing difficult circumstances, why does this deal make sense?

A: America West is the nation’s second largest low-fare airline and the nation’s eighth largest carrier overall. We’ve successfully transitioned to a low cost carrier (LCC) over the past several years, and we’ve worked hard to position America West as an airline poised to take advantage of growth opportunities.

Merging US Airways and America West makes sense because the combined carrier presents significant revenue and expense synergies. For example, we have highly complementary routes structures given US Airways’ East Coast, Caribbean and European presence and America West’s strength on the West Coast and in Mexico. In addition, a combined carrier will enable the new company to utilize both carriers’ fleets as effectively as possible (for example, ensuring the right size aircraft are flying in each market). The end result will be a more financially stable airline offering greater travel opportunities at low fares for our consumers.

4.	Q: What will be the new US Airways hub cities?

A: The new airline will have major hubs in Charlotte, NC; Philadelphia, PA; and Phoenix, AZ. A secondary hub will be located in Las Vegas, NV; Focus cities include Boston, MA; New York, NY (LGA); Pittsburgh, PA; Washington, DC (DCA); and Fort Lauderdale, FL.

5.	Q. How will this transaction affect current code-shares for AWA and US Airways?

A. US Airways is currently a Star Alliance member, including reciprocal frequent flyer programs with 15 airlines around the world. Their continued participation in the Star Alliance is dependent upon its domestic code-share relationship with United Airlines. The proposed merger would need to be approved by United as a modification to the terms of the United/US Airways code-share agreement for the purpose of being a member of the Star Alliance. At this time no discussions regarding the code-share agreement with United Airlines have taken place.

6.	Q. Will customers continue to purchase AWA tickets and US Airways tickets?

A. Yes. Until the merger is complete customers will purchase tickets as they normally would for each airline. We will continue to honor tickets, uphold our flight schedules, in-flight services and FlightFund program. When the merger is approved, we’ll be working on an integration system for both carriers’ reservations systems.

7.	Q. How will this impact ticket prices?

A: It will have no impact on ticket prices. Ticket prices will remain competitive. As a low-fare carrier America West is dedicated to providing customers with quality service and great destinations all for one low price. Carriers cannot discuss pricing or scheduling strategies under federal law and will not be able to do so until the plan is approved and the merger is complete. If the merger is approved, the new US Airways will offer the same low fares you expect from America West today.

8.	Q: How will the change affect US Airways’ Dividend Miles and the America West FlightFund programs?

A: No immediate merger-related changes to our award-winning FlightFund program are scheduled to take place, but after the merger closes, FlightFund and US Airways’ Dividend Miles program will be combined to create the industry’s premier frequent flyer program. Of course, all miles earned in either program prior to the creation of the new program will retain their full value for redemption on the combined carrier.

Members of both carriers’ frequent flyer programs will be pleased to know that the new airline will select the best features and amenities of Dividend Miles and FlightFund to create the world’s leading loyalty program. From earning opportunities through travel, credit card, and other unique partnerships, to modern, effortless redemption processes, the new program will leverage the experience of two of the industry’s best programs.

FlightFund and Dividend Miles members are encouraged to ensure that their current email address is on file with each airline to ensure timely notification of changes to each program.

9.	Q: What will be the effect on the Elite programs?

A: Once the programs merge (see above), the combined elite program will provide members with the exclusive perks and amenities that they have worked so hard to earn. The combined airline will endeavor to show our gratitude with an elite program that does everything possible to make their travel as enjoyable as possible. Full details of the combined elite program will be announced as they become available.

10.	Q: What will be the effect on the airport clubs?

A: For now the America West Clubs and the US Airways Clubs will continue to operate independently. We do not yet have a date for membership reciprocity. Club members are encouraged to ensure that their current email address is on file with each airline to ensure timely notification of the date that reciprocity becomes effective.

11.	Q: Will both airlines honor tickets for the other carrier?

A: Not until the Bankruptcy Court approves the transaction and the transaction is complete. Once that occurs both airlines will work together to coordinate schedules, pricing, frequent flyer programs and other marketing programs as soon as practical.

12.	Q: Will there be any immediate impact on either carrier’s fare structure?

A: America West put a simplified fare structure in place nearly three years ago. Those fares are 40-75 percent below normal walk-up fares and that initiative has been highly successful. Again, under federal law, carriers cannot discuss pricing or scheduling strategies with each other. Until the plan is approved and the merger is complete, America West will not be involved with US Airways’ pricing strategies at all. If the merger is approved, the carrier will fly under a similar pricing structure as the one America West currently has in place.

13.	Q: What happens if the acquisition doesn’t go through?

A: In the event that the acquisition does not take place, America West will maintain its operations and provide the same high level of service for our customers. US Airways will continue with its plans to reorganize under the protection of Chapter 11.

14.	Q: Is part of the goal of this acquisition to compete with Southwest?

A: America West already competes head-to-head with Southwest, and does so successfully in its two hubs, Phoenix and Las Vegas. Our goal is to become the premier low-cost carrier and that involves expansion in a variety of forms. This merger provides another growth component to our mission making us the first full-service, low-cost nationwide airline and fifth largest domestic airline. In addition, we offer a different service and product than Southwest. That America West has been able to compete successfully with Southwest over the years indicates that we will be able to continue to compete aggressively as a larger carrier that offers more service, including international routes.

15.	Q: Will the merged airlines participate in the Star Alliance and the codeshare agreement with United Airlines?

A: The merger envisions continued participation in the Star Alliance and code sharing with United Airlines. Now that the merger agreement is complete and announced, we can begin discussions with Star Alliance carriers and United to address the issues.

GOVERNMENT/COMMUNITY

1.	Q. Will you be eliminating any jobs/service/flights?

A. At this point in the process, service, jobs among the front-line staff, and flights will remain status quo. The final decision on whether a merger will occur will be several months away, meaning the two airlines will continue running their respective businesses as usual. Even when it is approved, all or part of the two airlines will operate separately for some time. During this time, we will remain America West Airlines with our own employees continuing to do what we do best – that is, running a great airline by taking care of our customers.

This transaction is built on the assumption that existing hubs in Charlotte, Las Vegas, Philadelphia and Phoenix, a secondary hub in Las Vegas, and focus city operations at Boston, Fort Lauderdale, New York, Pittsburgh, and Washington, D.C., remain, and that the airline will continue to fly largely to the cities currently served. Market conditions, such as fuel prices, operating costs and revenue yields will dictate what future cities are served by the combined airline

2.	Q. Where are you adding jobs/service/flights?

A. Customers and communities of both airlines will likely see improved service simply because the two networks are highly complementary. However, since the merger will not be finalized for some time, details such as flight frequencies on the local airport level have not yet been determined.

3.	Q. What effect will the merger have on America West employment in my community?

A. The airlines will remain separate for some time and, during this period we don’t anticipate any furloughs. Once the bankruptcy court approves the plan (September/October), we will work to combine locations and facilities where cost synergies can be achieved, but we will try to do so in a way that minimizes involuntary furloughs and layoffs.

4.	Q. What effect does this have on both airlines’ outstanding ATSB loans?

A. This merger demonstrates that we are taking steps to strengthen ourselves rather than relying on government assistance or waiting for fuel prices to decrease. With new liquidity of $350 million committed and other stakeholder support totally nearly $675 million, the new airline will be sufficiently funded to weather the current industry environment, including the high price of fuel. With a stronger balance sheet, we create a stable and well-capitalized entity – something that is key for our employees, customers and for satisfying the ATSB terms.

5.	Q. What other government approvals are required?

A. The U.S. Department of Justice will review the competitive nature of the transaction under the Hart-Scott-Rodino Act. The U.S. Department of Transportation has regulatory oversight as it relates to ownership, economic fitness, and international route authority, among other matters. And the U.S. Securities and Exchange Commission has oversight over the financial transaction, since both companies are publicly traded. We will be quickly filing the necessary paperwork and supporting documentation and pledged all available resources in order to ensure a speedy regulatory review. Because of the pro-competitive nature of the transaction and the prospect of spreading the many public benefits of a national, low-cost, low-fare airline to more cities, we are hopeful of prompt regulatory review.

6.	Q. How will the participation of Air Canada impact the regulatory review process?

A. The equity investment proposed by Air Canada is well within the regulatory limits for foreign investment in U.S. airlines and we do not anticipate any unusual regulatory review issues. Over the past 15 years, America West, Continental, Northwest and US Airways have all had foreign airlines make similar equity investments.

7.	Q. How is this deal any different from past merger attempts that regulators called anti-competitive?

A. Mergers and other transactions must be reviewed on their own merits, and not on the strengths or flaws of past transactions. This is a merger of the nation’s seventh and eighth largest airlines that creates the nation’s fifth largest airlines as measured by available seat miles. The important point here are the numerous benefits associated with this transaction for consumers and the communities we serve. This is a pro-competitive, pro-consumer transaction, with little overlap and the prospects of bringing enhanced competition and low fares to more cities.

8.	Q. How will the integration of employees be handled?

A. Contract integration of represented employees such as flight crews will occur only after the two airlines have been merged under one operating certificate (which may take two to three years). Other areas, like airports, may occur sooner than that but it is too early to pinpoint a specific timeline. Seniority integration will be determined by each union representing each workgroup with oversight by the National Mediation Board.

9.	Q. What is the extent of market overlap between America West and US Airways?

A. Of the nearly 100 cities served by America West and nearly 200 served by US Airways, less than 40 are currently served by both airlines.

10.	Q. Will the new airline be a low-cost carrier?

A. Yes. The merger will establish us as the first full-service, low-cost nationwide airline, with a route network extending to Europe, Canada, Latin America, and the Caribbean. Anticipated annual cost savings and revenue synergies of more than $600 million will allow the new company to compete on both price and network.

11.	Q. All airlines are being hampered by fuel costs – can this merger work in such an environment?

A. The new airline will have a solid financial base with which to weather the current operating environment. The business plan calls for profitability even with fuel at $50 per barrel.

12.	Q. Will this agreement be approved by the Department of Justice?

A. Our anti-trust lawyers are confident the transaction will pass all Department of Justice tests and prove to be quite positive for competition and consumers.

13.	Q. What effect will the merger have on competition in the aviation industry?

A. We believe this is great news for consumers and will provide enhanced competition in the industry. The merger creates the nation’s largest low cost carrier with numerous strengths:

➢	The combined carrier will permit low fares on a broader network of both national and international destinations.

➢	Balance sheet — $350 million in new equity

➢	Cash position — $2 billion, including $675 million in additional cash flow from partners and suppliers

➢	Significant partner support (Airbus, GECAS, an affinity credit card provider)

➢	Stronger earnings prospects, even in the current environment. The merged airlines’ business plan is profitable even with continuing high fuel costs.

14.	Q. What effect will the merger have on the Arizona hub?

A. It will retain the corporate headquarters.

➢	There will be virtually no change in the number of Sky Harbor flights. Growth will be driven by the market rather than the merger.

➢	There will be significant opportunities for enhanced international service. The company will serve 13 European cities and 20 Caribbean destinations with one-stop service.

➢	Hawaii will receive nonstop service.

➢	The name change is based on marketing and branding research, which concludes US Airways is a stronger, better-known brand.

INVESTORS

1.	Q: What happens to shares of existing stocks in US Airways and America West? Will new common stock be issued?

A: The transaction anticipates that the existing shares of US Airways stock will be cancelled and shares of the new company will be distributed to existing America West shareholders, stakeholders of US Airways, and the new equity investors.

2.	Q: How is the deal structured? What mix of stock and cash will fund the new airline?

A: The merger will create one of the industry’s most financially stable players, with over $10 billion in annual revenues and a strong balance sheet that includes over $2 billion in total cash with which to weather the current environment and fund further growth strategies. The strong cash balance is created through a combination of cash on hand at East/West, the committed $350 million of equity (which may be supplemented with additional commitments) and any monies from a contemplated $150 million rights offering, and over $1.5 billion of cash infusion, principally from partners and suppliers ($675 million or more has already been committed), asset-based financings or sale of surplus aircraft ($250 million or more) and certain release of cash reserves ($200-300 million minimum).

The $350 million of private equity commitments are based upon a full equity value of $825 million for the merged corporation. Of that $825 million valuation, 46.7 percent will be allocated to West, 39.4 percent to the new equity and 13.9 percent to East. This valuation results in an implied value of $6.13 per share for the publicly traded America West stock. The partners have agreed that up to $650 million of total equity can be raised including any proceeds from a rights offering. Any additional equity would dilute all participants equally. However, any additional equity raised above $350 million will not reduce the $6.13 per share of implied value for the publicly traded West stock.

3.	Q: When will shareholders get their stock in the new airline?

A: Upon closing of the transaction, which is anticipated later this fall.

4.	Q: Who are the financing partners?

A: The $350 million of new equity will be provided by four separate investor groups. The new investors are: ACE Aviation Holdings Inc., ($100 million commitment plus synergies) a Canadian holding company that owns Air Canada, Canada’s largest airline with over $7.5 billion in annual revenues, PAR Investment Partners, L.P., ($100 million commitment) a Boston-based investment firm; Peninsula Investment Partners, L.P., ($50 million commitment) a Virginia-based investment firm; and Eastshore Holdings, Inc.), $125 million commitment) a partnership between Air Wisconsin, a regional airline, a provider of regional airline feed to East, and its principal shareholder, Resource Capital Holdings, Inc. The merged companies also plan to conduct a rights offering that could provide an additional $150 million of equity financing.

The over $675 million of additional cash financing is primarily a combination of debt financing and signing bonuses from companies interested in long-term business relationships with the merged companies. Over $300 million will come in the form of a signing bonus and prepaid miles from the affinity credit card provider for the merged company. Negotiations with credit card companies are still in progress. Another $250 million will come from Airbus Industrie in the form of a loan, $185 million immediately drawable upon merger of the companies, and substantially all of the remaining commitment by the 1Q06. The merged company will be the world’s largest customer of Airbus manufactured aircraft. Airbus has agreed to reschedule 30 narrowbody A320-

family aircraft from 2006-2008 to 2009-2010. The merged companies have also agreed to be a launch customer for the A350, with deliveries scheduled for 2011 to 2013

5.	Q: What is the timeline/plan for US Airways’ filing its Plan of Reorganization?

A: Under the terms of the agreement, the merger will occur subsequent to confirmation of US Airways’ plan of reorganization and emergence from Chapter 11. Because the merger and related equity investments are part of the proceedings in US Airways’ Chapter 11 reorganization, the transaction will also be reviewed by the U.S. Bankruptcy Court and will be subject to a 30-day competitive bidding process that will be proposed to the Court. US Airways would likely file its Plan of Reorganization, of which the merger agreement is part, in the next week or so.

6.	Q: What are the route, revenue and cost synergies?

A: The $600 million in anticipated annual synergies are the result of route restructuring, revenue synergies and cost savings.

Route restructuring synergies of approximately $150-$200 million created by reducing aircraft and unprofitable flying, better matching aircraft size to consumer demand by route and incorporating Hawaii service into the network.

Revenue synergies of $150-$200 million are achieved by taking two largely regional airlines and creating one nationwide, low cost carrier that can provide more choice for consumers when combined by improving connectivity across both airlines’ networks and by increasing aircraft and other asset utilization.

Lastly, the combined airline expects to realize cost synergies of $250-$300 million annually by reducing administrative overhead, consolidating both airlines’ information technology systems and combining facilities.

7.	Q: Are their any obstacles to close given the players involved in US Airways’ bankruptcy reorganization?

A: As you would expect, the various interested parties involved both in East’s pending emergence as well as the customary regulatory bodies with some jurisdiction over airline industry mergers, necessitate several layers of approvals for the deal. The transaction, which has been approved by both Company’s boards of directors, is also subject to the approval of America West’s shareholders and the United States Bankruptcy Court for the Eastern District of Virginia in Alexandria.

Both airlines will file the necessary documents for review with the U.S. Department of Justice, the U.S. Department of Transportation and the Securities and Exchange Commission as well as secure other necessary regulatory approvals. In addition, both airlines hold loans with a federal guarantee from the Air Transportation Stabilization Board (ATSB), and the carriers are in joint negotiations with the ATSB on the treatment of those loans under the proposed merger.

8.	Q: How exactly is this “new model” going to work? How does an LCC provide legacy-type service under a low-fare system?

A: America West Airlines successfully transformed itself several years ago. Doing so required bold thinking and some risk taking. For example, we simplified our pricing and practiced aggressive cost management. By maximizing the synergies from creating a broader flight network and from maximizing the untapped efficiencies and cost savings within East, we can transform into a nationwide LCC with the scale to support a broader offering to travelers.

9.	Q: How will two struggling airlines create a winning one?

A: America West is the nation’s second largest low-fare carrier. We’ve successfully transitioned to a low cost carrier (LCC) over the past several years, and we’ve worked hard to position ourselves as a carrier poised to take advantage of growth opportunities.

While LCCs are growing at a rapid pace, the legacy carriers are not sitting idly by watching this happen. They are restructuring both in and out of bankruptcy and they are making significant inroads in their cost saving efforts. As LCCs have grown, we are now competing not only with the improving legacy carriers, but also with other LCCs. Looking out into the future, the LCC overlap is evident.

The merger with US Airways makes a lot of sense for America West because of the minimal overlap between the two carriers’ route structures and the fact that this merger combines essentially an East Coast carrier with a West Coast carrier. The new company will have access to America West’s extensive network in the West and Southwest, while benefiting from the routes along the East Coast the US Airways has been serving for decades.

US Airways was working hard to become a true LCC carrier. Just like America West, their goal was to offer competitive fares everyday in addition to full-service perks like first class, a frequent flyer program, a world-class network, etc.

10.	Q: What “special items” should we factor into our models for the new airline in the first few years, and when should we project their cash impact?

A: We’ll talk more about this publicly on our analyst conference calls, which are webcast and open to all audiences. Clearly there will be one-time transition costs related to this transaction and we will be providing additional details in future calls.

11.	Q: What happens to both airlines’ outstanding loan balances with the ATSB? How will the loan balance and terms change post-transaction?

A: We will now be in negotiations with the ATSB on how the combined loans of the two companies will be treated after US Airways’ emergence from Chapter 11 and the court has approved the merger.

12.	Q: What are the key assumptions you used for the merger model in terms of fuel costs?

A: We assumed fuel to be at $53/barrel for 2005 and dropping to $50/barrel in 2006.

13.	Q: What are the key assumptions you used for the merger model in terms of labor costs and productivity?

A: The combined company will have a competitive LCC labor cost structure similar to America West’s current model.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona

85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.